Exhibit 99.1

Invitation to TeliaSonera's Press and Analyst Conference for the Interim Report January - September 2007, on October 26, 2007

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 18, 2007--Regulatory News:

    TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE):

Date: Friday October 26, 2007
Time: 10:15 (CET)
Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm
Mr Lars Nyberg, President and Chief Executive Officer of TeliaSonera and Mr Kim Ignatius, Executive Vice President and Chief Financial
Officer of TeliaSonera will present the Interim report January - September, 2007.

    Press identification card or similar is required to attend the press conference.

    The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir

    Listen in and attend the press conference live over the phone You can also listen to the conference live over the phone and attend the Q&A session via a conference call.

    Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press conference to register your attendance.
Dial-in number: +44 (0) 20 7162 01 25
Participants should quote: TeliaSonera

You can also listen to the conference call afterwards:
Replay number until November 10, 2007: +44 (0) 20 7031 40 64
Access code: 770620

    See also the separate invitation to the Analyst Conference Call at 14:00 (CET) the same day.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

    This information was brought to you by Cision
http://newsroom.cision.com

    CONTACT: TeliaSonera
             Press Office, +46-(0)8-713 58 30
             or
             Investor Relations +46-(0)8-504 550 00